

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

James Morrison
Chief Executive Officer
Emergent Health Corp.
50 Motor Parkway, Suite 401
Hauppauge, New York 11787

> **Re: Emergent Health Corp.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed January 3, 2023**
> **File No. 024-11708**

Dear James Morrison:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Eric Newlan